Morgan Stanley & Co. International plc
25 Cabot Square, Canary Wharf
London E14 4QA
United Kingdom

Deutsche Bank Securities Inc.
60 Wall Street,
New York, N.Y. 10005
United States of America

UBS Securities LLC
1285 Avenue of the Americas
New York, NY 10019
United States of America

As representatives of the prospective underwriters

VIA EDGAR

March 23, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Mr. Paul Fischer
Mr. Terry French
Ms. Christie Wong

Re:	OneSmart International Education Group Limited (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-223406)
Registration Statement on Form 8-A (Registration No. 001-38430)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:30 p.m., Eastern Time on March 27, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between March 16, 2018 and the date hereof, copies of the Company’s Preliminary Prospectus dated March 16, 2018 were distributed as follows: 1,796 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Morgan Stanley & Co. International plc
Deutsche Bank Securities Inc.
UBS Securities LLC

As representatives of the prospective underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ David Lau
Name:	David Lau
Title:	Managing Director

[Acceleration Request Letter]

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ David Bailey
Name:	David Bailey
Title:	Managing Director

[Acceleration Request Letter]

UBS SECURITIES LLC

By:	/s/ Stephen Chang
Name:	Stephen Chang
Title:	Director

By:	/s/ Roman Cambell
Name:	Roman Cambell
Title:	Associate Director

[Acceleration Request Letter]